September 26, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549

Re:           Boardwalk Pipeline Partners, LP (the “Company”)
Comment Letter dated September 12, 2007
Form 10-K for the fiscal year ended December 31, 2006, filed February 23, 2007, and
Forms 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007, filed April 30, 2007 and July 31, 2007
File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9361

Dear Mr. Choi:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP, a Delaware partnership, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated September 12, 2007 concerning our Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and Forms 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007 (File No. 001-32665) (collectively, the “Reports”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the respective Report.

                 3800 Frederica Street, Owensboro, KY. 42301

Response to Staff Comments

Form 10-K for the fiscal year ended December 31, 2006

Note 2: Accounting Policies, page 44

Property, Plant and Equipment, page 46

1.
You disclose in the Pipeline Integrity discussion on page 52  that on June 30, 2005, the FERC issued an order addressing the accounting treatment for the costs pipeline operators will incur in implementing all aspects of pipeline integrity management programs which are required by the Office of Pipeline Safety.  We note from your disclosure that there were no changes to your accounting for pipeline management programs as a result of the application of this guidance.  Please expand your discussion to clearly describe your accounting treatment of the costs incurred related to your pipeline integrity programs.

Response:  We will supplement our disclosure in future filings to describe the accounting treatment of costs incurred related to our pipeline integrity programs, beginning with our Form 10-Q for the quarter ended September 30, 2007.  We anticipate that such additional disclosure will read substantially as follows:

The Partnership expenses all costs incurred in the development of its integrity management program and the ongoing inspecting, testing and reporting on the condition of the pipeline system.  Costs incurred to replace segments of pipeline or install software or equipment are capitalized to the extent they meet the requirements in our capitalization policy for those types of expenditures.

Note 3: Commitments and Contingencies, page 49

Impact of Hurricanes Katrina and Rita, page 49

2.
Please explain your accounting for Hurricane Katrina and Rita storm expenses in fiscal year 2005 and the insurance recoveries in fiscal year 2006.  Regarding fiscal year 2005, tell us why you recorded a $2.0 million reduction to revenues and detail for us the $12.9 million that was incurred.  Regarding fiscal year 2006, please tell us the basis in GAAP for your accounting and how it relates, if at all, to recoveries of amounts recorded in fiscal year 2005.  Please tell us if any portion of the insurance recoveries were business interruption recoveries recorded under the guidance in EITF 01-13, and if so, indicate those amounts in your response.  We also note in your Form 10-Q for the quarter ended June 30, 2007 that you received an additional $1.5 million in insurance recoveries that you recognized as gas transportation revenue.  Please tell us your basis in GAAP for this accounting treatment.

Furthermore, we note that you recorded the $6.0 million insurance recovery received during the fourth quarter of fiscal year 2006 in the investing section of your statement of cash flows.  Since these recoveries appear to be operational in nature, we would expect the related cash flows to be recorded in the operating section.  Please advise.

Response:  The following table shows a breakdown of the charges recognized in 2005 related to Hurricanes Katrina and Rita (Hurricanes), in millions:

Operating Revenues
Other system volumes – lost gas	$2.0

Operating Costs and Expenses
Emergency response, right-of-way clearing, equipment repairs and maintenance	5.2
Property damage	3.7
Lost gas for company use	1.7
Other	0.3
Total Operating Costs and Expenses	10.9

Total Hurricane Costs Recognized in 2005	$12.9

As a result of Hurricanes Katrina and Rita, we lost approximately 0.3 billion cubic feet of gas from our pipeline system valued at $3.7 million.  The lost gas was comprised of a $2.0 million reduction of residual system volumes which reduced Operating Revenues and $1.7 million of gas that was deemed to have been used in operations which was recorded in Operating Costs and Expenses.   Emergency response, right-of-way clearing, equipment repair and maintenance costs of $5.2 million were incurred primarily in the period immediately following the Hurricanes and related to the mobilization of our workforce and equipment, setting up of alternative field offices, incident response and clearing right-of-way of debris left by the storms.  Property damage of $3.7 million resulted from damages to physical assets owned by us which were subsequently retired.

In 2006, we recorded a total of approximately $10.7 million of insurance recoveries related to Hurricane Katrina from costs recognized in 2005 and business interruption claims which were not accrued.

The following table shows a breakdown of these recoveries, in millions:

Operating Revenues
Business interruption	$3.3

Operating Costs and Expenses
Emergency response, right-of-way clearing, equipment repairs and maintenance	3.1
Property damage	2.7
Lost gas for company use	1.6
Total Operating Costs and Expenses	7.4

Total Hurricane Recoveries Recognized in 2006	$10.7

Approximately $6.0 million of the recoveries was received in cash as a partial payment and the remaining $4.7 million was recognized as a receivable related to amounts that were probable of recovery as a result of a negotiated claims settlement on Hurricane Katrina.  The $10.7 million of Hurricane Katrina recoveries were recognized in the same line items as the corresponding losses on the Consolidated Statements of Income based on the components of the claims settlement.  Approximately $3.3 million of the $6.0 million of cash received in 2006 was recorded in Operating Revenues as recoveries of business interruption claims, as the amount recovered was related to revenues lost during 2005 and early 2006 as a result of the Hurricanes.  This accounting is supported by paragraph 7 of Emerging Issues Task Force Issue No. 01-13, “Income Statement Display of Business Interruption Insurance Recoveries,” and paragraph 25 of Accounting Principles Board Opinion (APB) No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.”  No insurance recoveries were recognized in 2007 or 2006 related to Hurricane Rita, as we continue discussions with the insurers to finalize coverage determinations.

In the first quarter 2007, we received $6.2 million in cash representing the remainder of the claims settlement for Hurricane Katrina, which totaled $12.2 million.  Of the $6.2 million received, $1.5 million was recorded to Operating Revenues as recoveries of business interruption claims associated with lost revenues and $4.7 million was the receipt of the amounts that had been recorded as insurance recoveries receivable in 2006.  In 2006 and 2007, amounts were recognized as recoveries of business interruption claims only upon the receipt of cash in accordance with paragraph 17 of SFAS No. 5 which prohibits the recognition of a gain contingency.

With regard to the Staff’s comment regarding the classification of insurance recoveries in our cash flow statement, we agree that the majority of the insurance recoveries from Hurricane-related claims are operating in nature and consequently should be included in the operating section.  Accordingly, $5.0 million of the $6.0 million of cash received was included in the operating section.  We included the remaining $1.0 million in the investing section as “Proceeds for insurance reimbursements and other recoveries” as this amount was related to insurance recoveries of property damage claims.  The remainder of the $6.0 million amount shown in the investing section was cash received from other third parties for insurance claims and capital expenditures that were unrelated to the Hurricanes.  These cash flows included two separate $6.0 million amounts, one representing insurance recoveries related to Hurricane Katrina and the other an investing cash flow only partly related to the Hurricane Katrina insurance recoveries, which may have created some confusion regarding their classification.

Note 4: Property, Plant and Equipment, page 55

3.	Please tell us the nature of the amounts included in the “Other” component of non-depreciable assets included in your tabular presentation of property, plant and equipment at page 56.

Response:  The amounts included in the table as Other Non-Depreciable property plant and equipment were $179.3 million and $86.0 million at December 31, 2006 and 2005.  Approximately $166.0 million and $73.2 million of these amounts related to construction work in progress, primarily associated with our pipeline expansion projects.  The remainder of the amounts related to fully depreciated assets.  We will display our construction work in progress on a separate line in future filings beginning with our 2007 Form 10-K.

Note 9: Employee Benefits, page 61

4.
We note your total-return approach for your retirement plans and postretirement benefits other than pensions, whereby a mix of equity and fixed income investments and alternate investments, including hedge funds, is used to maximize the long-term return of plan assets for a prudent level of risk.  We also note the changes in the mix of investments for your retirement plan from fiscal year 2005 to 2006, most notably a decline in debt securities and an increase in the “other” category.  Please supplement your investment policies and strategies disclosure to provide detail of your “other” category and your target asset allocation percentages or range of percentages for both your retirement and postretirement  benefits other than pension plans.  Refer to paragraph 5.d.(2) and 5.d.(4) of SFAS 132(R).

Response:  In researching the Staff’s comments, we concluded that the  presentation of the asset allocations for our retirement and postretirement benefits other than pension plans requires revision.  The following table presents the asset allocations as revised:

	Retirement Plan		Postretirement Benefits Plan
	2006	2005	2006	2005
Debt securities	49.1%	51.0%	46.6%	45.5%
Equity securities	27.1%	27.0%	29.2%	25.5%
Limited partnerships and alternative investments	18.7%	10.3%	23.6%	19.0%
Cash and other	5.1%	11.7%	0.6%	10.0%

As revised, other than a slight rebalancing between cash and limited partnerships and alternative investments, the mix of investments related to our retirement plan did not change substantially at December 31, 2006 as compared with December 31, 2005.  For both our retirement and postretirement benefits other than pension plans, “Cash and other” which was comprised of cash and cash equivalents, including money market accounts, was a minor portion of our plan assets at December 31, 2006.

With regard to the Staff’s comment regarding our target asset allocation percentages, we will supplement our future filings to include additional disclosure which will read substantially as follows:

The Partnership’s goal for 2006 was to allocate between 30% and 50% of the investment portfolio to equity and alternative investments, with consideration given to market conditions and target asset returns.  The portion of the portfolio not invested in equity and alternative investments was invested primarily in fixed income securities and the remainder in cash.

Beginning with our Form 10-K for the year ended December 31, 2007, we will supplement our investment policies and strategies disclosure in future filings to (i) provide detail of the other category to the extent it represents a significant portion of our plan assets, and (ii) provide asset allocation targets by category.  We will also provide the revised percentage allocations of plan assets at December 31, 2006.

*********

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although we are, of course, amenable to enhancing our disclosures in the context of the Comment Letter and the staff’s follow-up comments, these responses should not be considered an indication that we believe any disclosures in the captioned Form 10-K and Form 10-Q filings were inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me at 270-688-6390, or via fax at 270-683-5657.

Very truly yours,

By:	/s/ Jamie L. Buskill Jamie L. Buskill
Senior Vice President
and Chief Financial Officer